Exhibit (a)(1)(D)

GREENHILL & CO., INC.

OFFER TO PURCHASE FOR CASH

UP TO $110.0 MILLION OF SHARES OF ITS COMMON STOCK

AT A PURCHASE PRICE OF NOT GREATER THAN $20.50 PER SHARE NOR LESS THAN $18.50 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M.,

    NEW YORK CITY TIME, ON MARCH 14, 2018, UNLESS THE OFFER IS EXTENDED (SUCH DATE

AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

February 13, 2018

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by Greenhill & Co., Inc., a Delaware corporation (“Greenhill” or the “Company”), to act as Dealer Manager in connection with Greenhill’s offer to purchase for cash up to $110.0 million of shares of its Common Stock, par value $0.01 per share (the “Shares”), at a price of not greater than $20.50 nor less than $18.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Purchase Price”), upon the terms and subject to the conditions set forth in Greenhill’s Offer to Purchase, dated February 13, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be supplemented or amended from time to time, constitute the “Offer”). All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, Greenhill will determine a single per share price that Greenhill will pay, subject to the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, for Shares properly tendered in the Offer and not properly withdrawn, and accepted for payment, taking into account the number of Shares tendered pursuant to the Offer and the prices specified by the tendering stockholders. Greenhill will select the lowest single purchase price (in increments of $0.25) not greater than $20.50 nor less than $18.50 per Share that will allow Greenhill to purchase $110.0 million in value of Shares, or a lower amount depending on the number of Shares properly tendered and not properly withdrawn. Upon the terms and subject to the conditions of the Offer, if based on the Purchase Price, Shares having an aggregate value of less than $110.0 million are properly tendered and not properly withdrawn, Greenhill will buy all Shares properly tendered and not properly withdrawn. All Shares acquired in the Offer will be acquired at the Purchase Price, including those Shares tendered at a price lower than the Purchase Price. Only Shares properly tendered at prices at or below the Purchase Price, and not properly withdrawn, will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if Shares having an aggregate purchase price in excess of $110.0 million are properly tendered at or below the Purchase Price and not properly withdrawn. Shares tendered but not purchased in the Offer will be returned to the tendering stockholders at Greenhill’s expense promptly after the Expiration Date.

The Offer is not conditioned on the receipt of financing or any minimum number of Shares being tendered. The Offer, however, is subject to other conditions that are set forth in Section 7 of the Offer to Purchase. The Company’s obligation to accept and pay for Shares properly tendered at or below the Purchase Price and not properly withdrawn pursuant to the Offer is conditioned upon satisfaction or waiver of these conditions.

The Company expressly reserves the right, in its sole discretion, to elect to purchase more than an aggregate purchase price of $110.0 million of Shares in the Offer, subject to applicable law. See Section 1 of the Offer to Purchase.

As of February 12, 2018, Greenhill had 27,303,100 issued and outstanding Shares (and 6,223,598 Shares reserved for issuance upon vesting of all outstanding RSUs). If the Offer is fully subscribed at a Purchase Price of $20.50, the maximum Purchase Price pursuant to the Offer, the completion of the Offer will result in the repurchase by Greenhill of 5,365,854 Shares, which would represent approximately 20% of its issued and outstanding Shares, or 16% of its outstanding Shares on a fully diluted basis. If the Offer is fully subscribed at a Purchase Price of $18.50, the minimum Purchase Price pursuant to the Offer, the completion of the Offer will result in the repurchase by Greenhill of 5,945,946 Shares, which would represent approximately 22% of Greenhill’s issued and outstanding Shares, or 18% of Greenhill’s outstanding Shares on a fully diluted basis.

As described in the Offer to Purchase, if less than an aggregate purchase price of $110.0 million of Shares are properly tendered at or below the Purchase Price and not properly withdrawn, Greenhill will buy all Shares properly tendered at or below the Purchase Price and not properly withdrawn. If more than an aggregate purchase price of $110.0 million of Shares (or such greater amount as Greenhill may elect to purchase, subject to applicable law) are properly tendered at or below the Purchase Price and not properly withdrawn, Greenhill will purchase Shares in the following order of priority:

First, Greenhill will purchase all odd lots of less than 100 Shares from stockholders who properly tender all of their Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holder (as defined in the Offer to Purchase) will not qualify for this preference);

Second, after purchasing all the odd lots that were properly tendered at or below the Purchase Price and not properly withdrawn, Greenhill will purchase Shares from all other stockholders who properly tender Shares and who do not properly withdraw them before the Expiration Date (except for stockholders who tendered Shares conditionally at or below the Purchase Price for which the condition was not satisfied), on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until Greenhill has acquired Shares having an aggregate purchase price of $110.0 million (or such greater amount as Greenhill may elect to purchase, subject to applicable law); and

Third, only if necessary to permit Greenhill to purchase Shares having an aggregate purchase price of $110.0 million (or such greater amount as Greenhill may elect to purchase, subject to applicable law), Greenhill will purchase Shares from stockholders who have properly tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered at or below the Purchase Price must have properly tendered all of their Shares and not properly withdrawn them before the Expiration Date.

For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase dated February 13, 2018;

2. The Letter of Transmittal for your use and for the information of your clients, together with the accompanying IRS Form W-9;

3. The Notice of Guaranteed Delivery to be used to accept the Offer if the certificates for the Shares are not immediately available or cannot be delivered to the Depositary by the Expiration Date, the procedure for book-entry transfer cannot be complied with by the Expiration Date or if other required documents cannot be delivered to the Depositary by the Expiration Date; and

4. A printed form of letter that you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with an instruction form provided for obtaining the clients’ instructions with regard to the Offer.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 P.M., New York City time, on March 14, 2018, unless the Offer is extended.

For Shares to be tendered properly pursuant to the Offer:

1. The certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase), together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any required signature guarantees (or, in the case of book-entry transfer, an “Agent’s Message” as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary; or

2. The tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

The Company will not pay any fees or commissions to brokers, dealers, commercial banks, trust companies or other nominees (other than fees to the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Company will, however, upon request, reimburse brokers, dealers and commercial banks for reasonable and necessary costs and expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Greenhill, the Information Agent, the Dealer Manager or the Depositary for purposes of the Offer. Greenhill will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in the Offer to Purchase.

Requests for additional copies of the enclosed materials and any inquiries you may have with respect to the Offer should be addressed to Georgeson, LLC, as Information Agent, toll free at (877) 278-4775.

Very truly yours,

Greenhill & Co., LLC

THE COMPANY IS NOT MAKING THE OFFER TO, AND WILL NOT ACCEPT ANY TENDERED SHARES FROM, STOCKHOLDERS IN ANY JURISDICTION WHERE IT WOULD BE ILLEGAL TO DO SO, PROVIDED THAT THE COMPANY WILL COMPLY WITH THE REQUIREMENTS OF RULE 13E-4(F)(8) PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. HOWEVER, THE COMPANY MAY, AT ITS DISCRETION, TAKE ANY ACTIONS NECESSARY FOR GREENHILL TO MAKE THE OFFER TO STOCKHOLDERS IN ANY SUCH JURISDICTION. IN ANY JURISDICTION THE SECURITIES OR BLUE SKY LAWS OF WHICH REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER IS BEING MADE ON THE COMPANY’S BEHALF BY THE DEALER MANAGER OR ONE OR MORE REGISTERED BROKERS OR DEALERS, WHICH ARE LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF GREENHILL, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.

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